Exhibit 99.24

4 January 2022

Turkcell İletişim Hizmetleri A.Ş (the “Company” or “Turkcell”)
Turkcell Küçükyalı Plaza, Aydınevler Mahallesi İnönü Caddesi
No:20 Küçükyalı Ofispark B Blok - Maltepe / İSTANBUL

Attention:
Board of Directors – Nomination Committee Members and Other Members of the Board of Directors
Investor Relations Department

Sent by registered mail return receipt requested and by email
bulent.aksu@turkcell.com.tr
mehmet.karatas@turkcell.com.tr
investor.relations@turkcell.com.tr

Dear Sir/Madam,
We are writing to you on behalf of IMTIS Holdings S.à r.l. (“IMTIS Holdings”), the largest independent shareholder of Turkcell, holding 435,600,000 Group B ordinary shares, corresponding to 19.8% of the total issued share capital of Turkcell.
As we have communicated to you before, the composition of the board of directors (the “Board”) and corporate governance practices of Turkcell constitute one of the key areas of improvement to allow Turkcell to achieve its full potential and maximize its value for the benefit of all stakeholders.
We acknowledge that the current Board members, including the four directors that were appointed without use of the Turkey Wealth Fund nomination or voting privileges (the “Non-TWF Directors”), have been appointed for a term of three years. However, the general assembly of shareholders of Turkcell (the “General Assembly”) has the inalienable authority to replace Board members at any time before the end of their term, and IMTIS Holdings, as a shareholder holding more than 5% of the total shares in Turkcell, has the right to request that the Board allow the General Assembly to exercise such authority.
We believe that all members of the Board should stand for re-election every year. Annual director appointments are the norm for listed companies in the United States and globally, including foreign private issuers such as Turkcell, and will enforce the aggregate discipline and accountability of Board members. Additionally, we believe that the Board does not currently have a sufficient number of directors possessing the telecommunications industry operating and C-level managerial skills, knowledge and experience that are necessary to provide effective guidance and oversight over Turkcell’s business. Finally, significant concerns have been raised by both ISS and Glass Lewis on the lack of independence of certain directors due to their strong links with the Turkish government.
In light of the above, and with the aim of enhancing Turkcell’s corporate governance by way of improving the composition of the Board and by bringing the directors’ term of office in line with best international standards, we propose to:

1.
Dismiss each of the four Non-TWF Directors, including the current independent directors, namely Messrs. Afif Demirkıran, Nail Olpak, Hüseyin Arslan and Sir Julian Horn-Smith, at the next General Assembly.

2.
Nominate for appointment at the next General Assembly the following Non-TWF Directors: (i) each of Serdar Çetin, Uğur Bayar and Gönenç Gürkaynak, as independent directors (the “Independent Director Candidates”); and (ii) Alejandro Douglass Plater, as an additional director (the “Additional Director Candidate” and, together with the Independent Director Candidates, the “New Director Candidates”), in each case to hold office for a term of one year expiring on the date of the annual General Assembly meeting approving the financial statements of the Company for the fiscal year ending 31 December 2022.

Please note that for the purposes of our proposal, an independent search process was run by one of the globally leading recruitment firms, Korn Ferry, to determine the New Director Candidates. The process was run meticulously to ensure that the best skilled independent candidates are selected to contribute to Turkcell’s long term success, amongst a total of 51 initial candidates. The appointment to the Board of the Independent Director Candidates will ensure that the Company’s Audit Committee is comprised solely of demonstrably independent directors. Furthermore, we strongly believe that, based on their skills, knowledge and experience, the New Director Candidates will be able to significantly contribute to Turkcell’s formulation of a value accretive strategy, superior oversight of operational execution and improvement of the corporate governance to best-in-class standards for the benefit of the Company and all stakeholders.
In furtherance of the foregoing, please find attached the curriculum vitae of each New Director Candidate and a declaration of independence submitted by each Independent Director Candidate. Detailed directors’ questionnaires that have been filled in by the New Director Candidates, supporting the declaration of independence of the Independent Director Candidates, and providing detailed information on capabilities of the New Director Candidates, among other things, are also attached to this letter for your convenience.
Pursuant to the Company’s articles of association and applicable law, including the Corporate Governance Principles, Annex 1 to the Communiqué on Corporate Governance numbered II-17.1 of the Capital Markets Board (“CMB”), we respectfully request that:
(i)
the independence of the Independent Director Candidates be immediately assessed by the Nomination Committee of the Board in accordance with the Company’s articles of association and applicable law, and the outcome of such assessment is presented in a detailed report to be submitted to the Board for approval (the “Nomination Committee Report”) by no later than 14 January 2022,

(ii)
the Board approve an independent director candidate list comprising the Independent Director Candidates (the “Independent Director Candidates List”) by adopting a Board resolution based on the Nomination Committee Report by no later than 21 January 2022, and the Board submit the Independent Director Candidates List alongside the Nomination Committee Report and the relevant Board resolution to the CMB as soon as practicable thereafter and in any event by no later than 26 January 2022. We also request that you inform us in writing promptly after a submission to the CMB has been made,

(iii)
the Independent Director Candidates List be made available to the public by way of publication thereof on the Company’s corporate website and through the Public Disclosure Platform (“PDP”) (Kamuyu Aydınlatma Platformu – KAP) as soon as practicable and in any event by no later than 26 January 2022,

(iv)
the Board take, or cause to be taken, all actions and do, or cause to be done, all things, necessary, proper or advisable to make effective as promptly as practicable the nomination of the Independent Director Candidates and the appointment to the Board of the New Director Candidates, including by way of (a) adopting a Board resolution to convene a General Assembly meeting with an agenda that shall include a clear item for (i) dismissing the current Non-TWF Directors, and (ii) replacing them with the New Director Candidates, in each case serving for a term of one year expiring on the date of the annual General Assembly meeting approving the financial statements of the Company for the fiscal year ending 31 December 2022, and (b) preparing and disclosing the information document and any other documents that may be required to adequately and timely inform the Company’s shareholders of the relevant agenda items, including the identity and qualification of the New Director Candidates,

(v)
IMTIS Holdings be periodically updated on the status of the process described above and be immediately notified in writing of any facts or circumstances which may hinder or delay the nomination and appointment to the Board of the New Director Candidates, including any adverse opinions that may be issued by the Nomination Committee of the Board or the CMB with respect to the Independent Director Candidates at any stage of the process.

We remain committed to ensuring that Turkcell complies with international best corporate governance standards. We would like to take the opportunity to remind the Board of its fiduciary duties in respect of adopting best corporate governance practices and allowing the Company’s shareholders to timely and fully exercise their rights under the Company’s articles of association and applicable law, and we reserve all of our rights in this respect. Finally, please note that in due course we intend to submit further resolution proposals to the General Assembly which will address other concerns raised by us in the letter sent to the Board on 28 October 2021.
We look forward to a constructive engagement with you in the months leading to the next General Assembly.
[Signature Page Follows]

On behalf of IMTIS Holdings S.à r.l.,	On behalf of IMTIS Holdings S.à r.1.,

/s/ Nathan Scott Fine	/s/ Carla Cico
Name: Nathan Scott Fine	Name: Carla Cico
Title: Manager	Title: Manager

Enclosure:
•	Curriculum Vitae of each New Director Candidate
•	Directors’ Questionnaires
•	Independent Director Candidates’ Declarations of Independence

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